                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    June 30, 1994 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       December 31, 1996              | SEC FILE NUMBER  |
                      ------------------------------------  |     1-13018      |
     [_]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |                  |
     [_]  Transition Report on Form N-SAR                   --------------------

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

                Petro Stopping Centers, L.P.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

        6080 Surety Drive
--------------------------------------------------------------------------------
City, State and Zip Code

        El Paso, Texas 79905
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                            SEE ATTACHED NARRATIVE

        The management and ownership of the Company changed on January 30, 1997. The new management and owners have changed the fiscal year from a 52/53 week fiscal year which ends on the Friday closest to December 31 to a calendar year ending on December 31. Due to the new management's and owners' becoming familiar with the financial statements of the Company, as well as adjusting such financial statements for the new fiscal year, the Company's Annual Report on Form 10-K cannot be filed timely without unreasonable effort.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                David Haug                     915              779-4711
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            ATTACHMENT PART IV (3)

        Net revenues for 1996 were $637.1 million, an increase of 19.5% over 1995. The Company's EBITDA was $32.1 million, before the effect of certain one-time charges, compared to $36.0 million in the prior year. The Company incurred various one-time charges in 1996 as a result of its recapitalization and management changes. These one-time charges were comprised of $1.4 million for obsolete inventory, $2.5 million for severance, relocation and other related employment expenses, and approximately $0.5 million in insurance related costs.

        The Company recorded a net loss of $8.8 million for 1996 compared to net income of $3.8 million in the prior year. The 1996 net loss included $2.9 million in transaction costs related to the recapitalization. No provision for income taxes is reflected in the Company's financial statements, as it is a partnership for which income taxes are passed through the respective partners.

                         PETRO STOPPING CENTERS, L.P.
                       CONSOLIDATED STATEMENTS OF INCOME
                                (in thousands)



                                    Year Ended      Year Ended      Year Ended
                                   December 30,    December 29,    December 31,
                                       1994            1995            1996
                                       ----            ----            ----

Net revenues (including motor
 fuel taxes):
  Diesel fuel island               $  318,761      $  351,135      $  435,071
  Petro Lube                           34,160          36,198          44,082
  Restaurant                           43,877          47,387          47,335
  Travel and convenience stores        54,733          61,590          67,104
  Petro 2                              26,798          27,734          33,584
  Other                                 9,564           8,970           9,881
                                   ----------      ----------      ----------

     Total net revenues               487,893         553,015         637,057
                                   ----------      ----------      ----------

Costs and Expenses:
  Cost of sales (including motor
   fuel taxes), exclusive of
   depreciation and amortization      373,436         411,894         511,431
  Operating expenses                   64,968          73,052          81,522
  General and administrative           11,448          12,053          13,925
  Employee, severance, benefit
   and placement expenses                   -               -           2,534
  Depreciation and amortization         8,851          11,144          12,204
                                   ----------      ----------      ----------

     Total costs and expenses         458,703         508,142         621,616
                                   ----------      ----------      ----------

     Operating income (1)              29,190          24,873          15,441

  Recapitalization costs (2)                -               -           2,938
  Interest expense                     18,711          21,098          21,263
                                   ----------      ----------      ----------

     Income before extraodinary
      items and minority interest      10,479           3,775          (8,760)

  Extraodinary item - write off
   of debt restructuring costs
   associated with retired debt         5,250               -               -

  Minority interest                       191               -               -
                                   ----------      ----------      ----------

     Net income                    $    5,038      $    3,775      $   (8,760)
                                   ==========      ==========      ==========


  1. The financial results for year-ended December 31, 1996 were impacted by certain one-time charges related to the Company's recapitalization and management and organizational charges.

     The charges included in operating income were:
     1) $1.4 million to cost of sales for obsolete inventory.
     2) $2.5 million in employment and benefit expense.
     3) $0.5 million in operating expenses for insurance related costs.

     Without the effect of these charges EBITDA would have been $32.1 million

  2. The Company expensed $2.9 million in Capital transaction costs related to the recapitalization.

--------------------------------------------------------------------------------

                         Petro Stopping Centers, L.P.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 1997                     By  David Haug
    ----------------------------------    --------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.